          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                   ---------------------------
       WASHINGTON, D.C. 20549                            OMB APPROVAL
                                                     ---------------------------
           FORM N-17f-2                              OMB Number:       3235-0360
                                                     Expires:      July 31, 1994
Certificate of Accounting of Securities and Similar  Estimated average burden
        Investments in the Custody of                hours per response.....0.05
       Management Investment Companies               ---------------------------

    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                              Date examination completed:
811-7505                                                                                              July 31, 2003
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2. State identification Number: N/A
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   AL                   AK                    AZ                   AR                   CA                   CO
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   CT                   DE                    DC                   FL                   GA                   HI
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   ID                   IL                    IN                   IA                   KS                   KY
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   LA                   ME                    MD                   MA                   MI                   MN
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   MS                   MO                    MT                   NE                   NV                   NH
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   NJ                   NM                    NY                   NC                   ND                   OH
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   OK                   OR                    PA                   RI                   SC                   SD
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   TN                   TX                    UT                   VT                   VA                   WA
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   WV                   WI                    WY                   PUERTO RICO
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   Other (specify):
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3. Exact name of investment company as specified in registration statement:

American Independence Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

Trent Statczar
3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FROM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                        Independent Accountants' Report

To the Board of Trustees of the
American Independence Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Independence Funds Trust comprising the Money Market Fund, UltraShort Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of July 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003, and with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination) through July 31, 2003:

     1. Confirmation of all securities held as of July 31, 2003 in book entry form by the Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of July 31, 2003 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and INTRUST Bank, N.A. (INTRUST);

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with INTRUST records; and

     5. Agreement of selected security purchases and sales since March 31, 2003 from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2003 and for the period from March 31, 2003 through July 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, Ohio
September 11, 2003

                        Independent Accountants' Report

To the Board of Trustees of the
NestEgg Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the NestEgg Funds comprising the NestEgg Capital Preservation Fund, NestEgg 2010 Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, and NestEgg 2040 Fund (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of July 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003, and with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination) through July 31, 2003:

     1. Confirmation of all securities held as of July 31, 2003 in book entry form by the Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of July 31, 2003 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and INTRUST Bank, N.A. (INTRUST); and

     4. Agreement of selected security purchases and sales since March 31, 2003 from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2003 and for the period from March 31, 2003 through July 31, 2003, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, Ohio
September 11, 2003

                       American Independence Funds Trust
                               3435 Stelzer Road
                              Columbus, Ohio 43219

September 11, 2003

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of American Independence Funds Trust - Money Market Fund, Ultra Short Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of July 31, 2003 and for the period from March 31, 2003 through July 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003, and from March 31, 2003 through July 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

American Independence Funds Trust

By:

/s/ Trent Statczar

Trent Statczar
Treasurer

                                 Nest Egg Funds
                               3435 Stelzer Road
                              Columbus, Ohio 43219

September 11, 2003

    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940

We, as members of management of the Nest Egg Funds - Nest Egg Capital Preservation Fund, Nest Egg 2010 Fund, Nest Egg 2020 Fund, Nest Egg 2030 Fund, and Nest Egg 2040 Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of July 31, 2003 and for the period from March 31, 2003 through July 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003, and from March 31, 2003 through July 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

Nest Egg Funds

By:

/s/ Trent Statczar

Trent Statczar
Treasurer